SCHEDULE C
(Form 1040)

Profit or Loss From Business
(Sole Proprietorship)

OMB No. 1545-0074

2021

Department of the Treasury
Internal Revenue Service (99)

▶ Go to www.irs.gov/ScheduleC for instructions and the latest information.
▶ Attach to Form 1040, 1040-SR, 1040-NR, or 1041; partnerships must generally file Form 1065.

Attachment Sequence No. **09**

Name of proprietor	Social security number (SSN)
THOMAS A. HUMBERT	132-54-0594

A Principal business or profession, including product or service (see instructions)

TELEVISION PRODUCTION

B Enter code from instructions

▶ 711510

C Business name. If no separate business name, leave blank.

WHOLLY BROKEN SERIES, LLC

D Employer ID number (EIN) (see instr.)

86-3263597

E Business address (including suite or room no.) ▶

City, town or post office, state, and ZIP code

F Accounting method: (1) [X] Cash (2) [ ] Accrual (3) [ ] Other (specify) ▶ _____

G Did you "materially participate" in the operation of this business during 2021? If "No," see instructions for limit on losses [X] Yes [ ] No

H If you started or acquired this business during 2021, check here............................ ▶ [ ]

I Did you make any payments in 2021 that would require you to file Form(s) 1099? See instructions .... [X] Yes [ ] No

J If "Yes," did you or will you file required Form(s) 1099?.. [X] Yes [ ] No

Part I Income

1	Gross receipts or sales. See instructions for line 1 and check the box if this income was reported to you on Form W-2 and the "Statutory employee" box on that form was checked .... ▶ [ ]	**1**	
2	Returns and allowances	**2**	
3	Subtract line 2 from line 1	**3**	
4	Cost of goods sold (from line 42)	**4**	
5	**Gross profit.** Subtract line 4 from line 3	**5**	
6	Other income, including federal and state gasoline or fuel tax credit or refund (see instructions)	**6**	
7	**Gross income.** Add lines 5 and 6 .... ▶	**7**	

Part II Expenses. Enter expenses for business use of your home only on line 30.

8	Advertising......................	**8**		18	Office expense (see instructions)	**18**	
9	Car and truck expenses (see instructions)...............	**9**		19	Pension and profit-sharing plans.........	**19**	
10	Commissions and fees.........	**10**		20	Rent or lease (see instructions):		
11	Contract labor (see instructions)...............	**11**			a Vehicles, machinery, and equipment.....	**20a**	
12	Depletion	**12**			b Other business property..................	**20b**	
13	Depreciation and section 179 expense deduction (not included in Part III) (see instructions)................	**13**		21	Repairs and maintenance	**21**	
				22	Supplies (not included in Part III)	**22**	
				23	Taxes and licenses	**23**	
				24	Travel and meals:		
14	Employee benefit programs (other than on line 19)........	**14**			a Travel..................................	**24a**	
15	Insurance (other than health)...	**15**			b Deductible meals (see instructions).............................	**24b**	
16	Interest (see instr.):			25	Utilities.................................	**25**	
	a Mortgage (paid to banks, etc.).........	**16a**		26	Wages (less employment credits).........	**26**	
	b Other............................	**16b**		27 a	Other expenses (from line 48)...........	**27a**	6,097.
17	Legal and professional services	**17**			b Reserved for future use	**27b**	

28	**Total expenses** before expenses for business use of home. Add lines 8 through 27a......................... ▶	**28**	6,097.
29	Tentative profit or (loss). Subtract line 28 from line 7..	**29**	-6,097.
30	Expenses for business use of your home. Do not report these expenses elsewhere. Attach Form 8829 unless using the simplified method. See instructions.

Simplified method filers only: Enter the total square footage of (a) your home: _____ and (b) the part of your home used for business: _____. Use the Simplified Method Worksheet in the instructions to figure the amount to enter on line 30 .... | **30** | |
| 31 | **Net profit or (loss).** Subtract line 30 from line 29.

• If a profit, enter on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see instructions). Estates and trusts, enter on **Form 1041, line 3.**

• If a loss, you **must** go to line 32. | **31** | -6,097. |

32 If you have a loss, check the box that describes your investment in this activity. See instructions.

• If you checked 32a, enter the loss on both **Schedule 1 (Form 1040), line 3,** and on **Schedule SE, line 2.** (If you checked the box on line 1, see the line 31 instructions.) Estates and trusts, enter on **Form 1041, line 3.**

• If you checked 32b, you **must** attach **Form 6198.** Your loss may be limited.

32a [X] All investment is at risk.

32b [ ] Some investment is not at risk.

BAA **For Paperwork Reduction Act Notice, see the separate instructions.** FDIZ0112L 06/22/21

Schedule C (Form 1040) 2021

Part III Cost of Goods Sold (see instructions)

33 Method(s) used to value closing inventory: a ☐ Cost b ☐ Lower of cost or market c ☐ Other (attach explanation)

34 Was there any change in determining quantities, costs, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

35 Inventory at beginning of year. If different from last year's closing inventory, attach explanation	35	
36 Purchases less cost of items withdrawn for personal use	36	
37 Cost of labor. Do not include any amounts paid to yourself	37	
38 Materials and supplies	38	
39 Other costs	39	
40 Add lines 35 through 39	40	
41 Inventory at end of year	41	
42 **Cost of goods sold.** Subtract line 41 from line 40. Enter the result here and on line 4	42	

Part IV Information on Your Vehicle.

Complete this part **only** if you are claiming car or truck expenses on line 9 and are not required to file Form 4562 for this business. See the instructions for line 13 to find out if you must file Form 4562.

43 When did you place your vehicle in service for business purposes? (month/day/year) ▶ ____________

44 Of the total number of miles you drove your vehicle during 2021, enter the number of miles you used your vehicle for:

a Business ____________ b Commuting (see instructions) ____________ c Other ____________

45 Was your vehicle available for personal use during off-duty hours? ☐ Yes ☐ No

46 Do you (or your spouse) have another vehicle available for personal use? ☐ Yes ☐ No

47a Do you have evidence to support your deduction? ☐ Yes ☐ No

b If "Yes," is the evidence written? ☐ Yes ☐ No

Part V Other Expenses.

List below business expenses not included on lines 8-26 or line 30.

AMORTIZATION		39.
ORGANIZATRION COSTS		1,058.
START UP COSTS		5,000.
48 **Total other** expenses. Enter here and on line 27a	48	6,097.

FDIZ0112L 06/22/21